UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Registrant’s Name)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On April 18, 2023, CytoMed Therapeutics Limited (the “Company”) consummated its initial public offering (“IPO”) of 2,412,369 ordinary shares, no par value (the “Ordinary Shares”) at a price of $4.00 per share, generating gross proceeds to the Company of $9,649,476. The Company’s Registration Statement on Form F-1 (File No. 333-268456) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 18, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on March 31, 2023.

In connection with the IPO, the Company entered into the following agreements:

●	An Underwriting Agreement, dated April 13, 2023, by and between the Company and The Benchmark Company, LLC, as representatives of the several underwriters, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

●	Representative’s Warrant to purchase 120,618 Ordinary Shares, dated April 18, 2023, to The Benchmark Company, LLC, a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

Other Events.

On April 13, 2023, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 6-K.

On April 18, 2023, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated April 13, 2023, by and between the Company and The Benchmark Company, LLC, as representatives of the several underwriters.
4.1	Form of Representative’s Warrants.
99.1	Press Release, dated April 13, 2023.
99.2	Press Release, dated April 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

By:	/s/ CHOO Chee Kong
Name:	CHOO Chee Kong
Title:	Director and Chairman

Date: April 18, 2023